UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The notice of Delhaize Group, an English translation of which is attached hereto as Exhibit 99.1, was mailed on or about April 18, 2013 to holders of Delhaize Group’s ordinary shares, in connection with an Ordinary General Meeting of Shareholders to be held on Thursday, May 23, 2013 at 3:00 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40 in 1070 Anderlecht, Brussels, Belgium (the “OGM”).

The information statement of Delhaize Group, which is attached hereto as Exhibit 99.2, was made available on or about April 18, 2013 to the holders of Delhaize Group American Depositary Shares as evidenced by American Depositary Receipts, each representing one ordinary share in connection with the OGM.

Exhibit Index

Exhibit	Description

Exhibit 99.1	Form of notice to holders of Delhaize Group ordinary shares of the OGM (English translation)

Annex 1 to Exhibit 99.1	Form of notice of intent to attend the OGM (English translation)

Annex 2 to Exhibit 99.1	Form of proxy in the form approved by Delhaize Group (English translation)

Annex 3 to Exhibit 99.1	Form of vote by correspondence for the OGM (English translation)

Annex 4 to Exhibit 99.1	Information statement providing additional information on the agenda items (filed as Exhibit 99.2 hereto)

Annex 5 to Exhibit 99.1	2012 annual report of Delhaize Group (incorporated by reference to Delhaize Group’s Report on Form 6-K dated April 19, 2013)

Annex 6 to Exhibit 99.1	Information on shareholder’s rights (English Translation)

Exhibit 99.2	Information statement made available to holders of Delhaize Group American Depository Shares regarding the OGM

Annex 1 to Exhibit 99.2	Voting instruction form to holders of Delhaize Group American Depositary Shares

Annex 2 to Exhibit 99.2	Document instructing holders of Delhaize Group American Depositary Shares of availability of proxy materials on the Internet and procedures for requesting a hard copy

Annex 3 to Exhibit 99.2	Information on shareholder’s rights (filed as Annex 6 to Exhibit 99.1 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 21, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President